UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

(Final Amendment)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

John Hancock Comvest Private Income Fund

(Name of Issuer)

John Hancock Comvest Private Income Fund

(Name of Person(s) Filing Statement)

Class I Shares of Beneficial Interest

(Title of Class of Securities)

03116F309

(CUSIP Number of class of securities)

Class S Shares of Beneficial Interest

(Title of Class of Securities)

03116F101

(CUSIP Number of class of securities)

Class D Shares of Beneficial Interest

(Title of Class of Securities)

03116F200

(CUSIP Number of class of securities)

Class F Shares of Beneficial Interest

(Title of Class of Securities)

03116F408

(CUSIP Number of class of securities)

Michael Altschuler, Esq.

Comvest Credit Managers, LLC

360 S. Rosemary Avenue, Suite 1700

West Palm Beach, FL 33401

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Richard Horowitz, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

February 20, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Final Amendment (this “Final Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by John Hancock Comvest Private Income Fund (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”) on February 20, 2026 (the “Schedule TO”). The Schedule TO relates to the offer by the Fund to purchase up to 931,911 of its outstanding common shares of beneficial interest (the “Shares”), at a purchase price equal to the net asset value per Share as of March 31, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 20, 2026 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendment or supplements thereto and with the Offer to Purchase, the “Offer”), which are filed with the Schedule TO as Exhibits (a)(1)(ii) and (a)(1)(iii), respectively.

This Final Amendment is being filed to report the final results of the Offer. Except as otherwise set forth in this Final Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Final Amendment.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

The following information is provided pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended:

1.	The Fund has received the final results of the Offer, which expired at 11:59 p.m., Eastern Time, on March 24, 2026.

2.	No Shares were validly tendered prior to the expiration of the Offer. As a result, the Fund has accepted no Shares for purchase pursuant to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JOHN HANCOCK COMVEST PRIVATE INCOME FUND

By:	/s/ Cecilio M. Rodriguez
Name: Cecilio M. Rodriguez
Title: Chief Financial Officer
Dated: March 30, 2026